August 11, 2020

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Mara Ransom, Jim Allegretto

Re:	Atlas Technical Consultants, Inc.

Registration Statement on Form S-1 (File No. 333-244396)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement and offering, we, the representatives of the underwriters (the “Representative”), wish to advise you that, pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the underwriters have not distributed any copies of the Preliminary Prospectus dated August 11, 2020 through the date hereof, to underwriters, dealers, institutions and others.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:15 p.m. Central Standard Time, on August 13, 2020 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Daniel Covatta
Authorized Representative

Raymond James & Associates, Inc.

By:	/s/ Mark Lamarre
Authorized Representative

For themselves and as representative
of the syndicate of underwriters for the offering

[SIGNATURE PAGE TO ACCELERATION REQUEST OF THE UNDERWRITERS]